UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Form 6-K filed on March 6, 2026, at an extraordinary general meeting held on March 6, 2026, the shareholders of ZJK Industrial Co., Ltd. (the “Company”) approved the introduction of two classes of ordinary shares, designated as Class A and Class B. The Company’s Class A ordinary shares began trading on the Nasdaq Capital Market at the open of business on March 17, 2026, continuing under the ticker symbol “ZJK.” While the CUSIP number remains the same, the CUSIP description was updated to reflect the new designation as Class A ordinary shares.

Under the approved share capital reorganization, the Company has re-designated and re-classified its authorized and issued share capital. At the effective time, all 64,322,249 issued and outstanding ordinary shares were re-designated and re-classified as follows: (i) 6,000,000 shares held by DNR Technology Co., Ltd., 1,800,000 shares held by Vimisci Holding Limited, 450,000 shares held by Newmicro Holding Limited, 450,000 shares held by Jinshan International Investment Co., Ltd., and 300,000 shares held by KKD Holding Limited were re-designated and re-classified as Class B ordinary shares on a one-for-one basis, and (ii) the remaining 55,322,249 issued shares were been re-designated and re-classified as Class A ordinary shares. In addition, all 2,935,677,751 authorized but unissued ordinary shares were re-designated and re-classified as Class A ordinary shares.

As a result of share capital reorganization, the Company’s authorized share capital now consists of US$50,000 divided into 2,991,000,000 Class A ordinary shares and 9,000,000 Class B ordinary shares, each with a par value of US$0.000016666667. The rights attached to the new share classes are materially identical to those previous ordinary shares save that: (i) holders of Class B ordinary shares are entitled to thirty (30) votes per share on all matters decided by poll at any general meeting, and (ii) Class B ordinary shares are convertible into Class A ordinary shares at the option of the holder thereof on a one-for-one basis.

To reflect share capital reorganization, the Company has adopted amended and restated memorandum and articles of association, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

On March 16, 2026, in connection with the share capital reorganization, the Company issued a press release titled “ZJK Industrial Co., Ltd. Announces Implementation of Dual-Class Share Structure.” A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description
3.1	Third Amended and Restated Memorandum of Association of ZJK Industrial Co., Ltd.
99.1	Press Release dated March 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: March 17, 2026	By:	/s/ Ning Ding
	Name:	Ning Ding
	Title:	Chief Executive Officer, Chairman of the Board and Director